UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39461

NANO-X IMAGING LTD

(Translation of registrant’s name into English)

Ofer Tech Park

94 Shlomo Shmeltzer Road

Petach Tikva

Israel 4970602

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Preliminary Quarterly Results

On July 23, 2026, NANO-X IMAGING LTD. (the “Company”) issued a press release providing a brief business update and furnishing certain preliminary unaudited financial data for the Company’s second quarter ended June 30, 2026. A copy of that press release is attached to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) as Exhibit 99.1.

Exhibits

Exhibit No.	Exhibit
99.1	Press release, dated July 23, 2026, issued by the Company, providing a brief business update and reporting certain preliminary unaudited financial data for the Company’s second quarter ended June 30, 2026

Incorporation by Reference

The contents of this Form 6-K, including Exhibit 99.1 hereto, are hereby incorporated by reference into the Company’s shelf registration statement on Form F-3 (File No. 333-294302), initially filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) on March 13, 2026 (the “Form F-3”), including the prospectus supplement, dated July 23, 2026, filed by the Company with the SEC pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, on July 23, 2026, which supplements the prospectus forming a part of the Form F-3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Erez Meltzer
Name:	Erez Meltzer
Title:	Chief Executive Officer and Acting Chairman of the Board

Date:	July 23, 2026

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